

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

October 30, 2017

Greggory H. Kalvin
Interim Chief Financial Officer
DineEquity, Inc.
450 North Brand Boulevard
Glendale, CA 91203

      Re: **DineEquity, Inc.**
              Form 10-K for the Year Ended December 31, 2016
              Filed March 1, 2017
              File No. 001-15283

Dear Mr. Kalvin:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Melissa Raminpour

                            Melissa Raminpour
                            Branch Chief
                            Office of Transportation and Leisure